UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

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Commission File Number: 001-38369

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Huami Corporation

Building H8, No. 2800, Chuangxin Road

Hefei, 230088

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Partial corrections to the Form 6-Ks furnished on May 22, 2018, August 21, 2018, November 27, 2018 and March 15, 2019

As the Company previously disclosed in its annual report for the year ended December 31, 2017, the Company issued 12,064,825 Class B ordinary shares to its preferred shareholders immediately prior to the completion of its IPO in February 2018.  The Company accounted for such share issuance as a non-cash deemed dividend to its preferred shareholders and properly disclosed the transaction in its annual report for the year ended December 31, 2017 and in its IPO prospectus.

In connection with the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2018, the Company determined that, due to an inadvertent error, the Company did not record the deemed dividend in its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 furnished on Form 6-K to the United States Securities and Exchange Commission (the “SEC”) on May 22, 2018.

The Company is furnishing this Form 6-K in order to correct for the error, which results in a decrease in net income attributable to ordinary shareholders of the Company in the amount of RMB208.0 million, a decrease of basic earnings per share of RMB1.36 and a reclassification between retained earnings and additional paid-in capital, in an amount of RMB164.5 million, which were all non-cash in nature.

The non-cash deemed dividend had no impact on the Company’s consolidated net income, cash flows, liquidity, future trends or operational metrics, nor on the previously disclosed basic shares outstanding.

The Company’s unaudited quarterly condensed consolidated financial statements as of and for the three months ended June 30, 2018, September 30, 2018 and December 31, 2018 were not impacted by the above.  However, because of the impact of the correction on its quarter ended March 31, 2018 unaudited condensed financial statements, the Company’s year-to-date net income attributable to ordinary shareholders as well as year-to-date earnings per share for the six, nine and twelve months ended December 31, 2018, which were included in Form 6-Ks furnished to the SEC on August 21, 2018, November 27, 2018 and March 15, 2019, were also affected.

The table below illustrates the impact of the abovementioned non-cash deemed dividend on the Company’s period to date net income available to ordinary shareholders, basic and diluted earnings per share and per ADS(1):

RMB’000 except for per share/ADS amount	3 months ended March 31, 2018	6 months ended June 30, 2018	9 months ended September 30, 2018	12 months ended December 31, 2018
Net income available to ordinary shareholders – as previously reported	8,390	87,188	195,410	316,912
Net (loss)/income available to ordinary shareholders - revised	(199,578)	(114,064)	(252)	113,490
Basic net income per ordinary share – as previously reported	0.05	0.46	0.96	1.50
Basic net (loss)/income per ordinary share - revised	(1.31)	(0.60)	(0.00)	0.54
Diluted net income per ordinary share – as previously reported	0.05	0.40	0.86	1.35
Diluted net (loss)/income per ordinary share - revised	(1.31)	(0.60)	(0.00)	0.51
Basic net income per ADS – as previously reported(2)	N/A	1.83	3.83	5.98
Basic net (loss)/income per ADS - revised	(5.22)	(2.40)	(0.00)	2.14
Diluted net income per ADS – as previously reported(2)	N/A	1.60	3.43	5.41
Diluted net (loss)/income per ADS - revised	(5.22)	(2.40)	(0.00)	2.03

Notes:

(1)	Each ADS represents four of the Company’s Class A ordinary shares, par value US$0.0001 per share.
(2)

The Company did not report basic and diluted net income per ADS in its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 furnished on Form 6-K to the SEC on May 22, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     Huami Corporation

By	:	/s/ David Cui
Name	:	David Cui
Title	:	Chief Financial Officer

Date: April 8, 2019